Mail Stop 4561

October 22, 2008

Mr. Ralph Henson
President
InMedica Development Corporation
825 North 300 West, Suite N132
Salt Lake City, UT 84103

> **Re:** **InMedica Development Corporation**
> **Forms 10-Q/A for Fiscal Quarters Ended**
> **March 31, 2008 and June 30, 2008**
> **File No. 000-12968**

Dear Mr. Henson:

We have reviewed your response letter dated October 10, 2008 in connection with the above-referenced filing and have the following comment. If indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated October 1, 2008.

Forms 10-Q/A for Fiscal Quarters Ended March 31, 2008 and June 30, 2008

Consolidated Balance Sheet

1.   We note your response to prior comment number 2, and we continue to believe that you should amend your Forms 10-Q. As previously noted, Exchange Act Rule 12b-15 requires you to include the complete text of each item in your amendment. Please further amend your Forms 10-Q/A to present the complete text of Item 1 (i.e. a full set of financial statements and related footnotes), and provide updated certifications from your principal executive and principal financial officer.

* * * * * * *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Mark Shannon, Staff Accountant, at (202) 551-3299 or me at (202) 551-3408 if you have any questions regarding the above comment.

Sincerely,

Christine Davis
Assistant Chief Accountant